Filed by PartnerRe Ltd.

pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AXIS Capital Holdings Limited

Commission File No.: 001-31721

July 13, 2015

IMPORTANT ALERT FOR ALL PARTNERRE SHAREHOLDERS

-- Merger Enhancements to be Communicated in Near-Term --

-- Special Shareholder Meeting Postponed until August 7, 2015 --

PRESERVE YOUR VALUE OPPORTUNITY—
VOTE FOR USING THE ENCLOSED WHITE PROXY CARD

Do Not Return Any Gold Proxy Card You May Receive From EXOR

Dear PartnerRe Shareholder:

On July 10, 2015, your company, together with AXIS Capital Holdings Limited, announced that we are jointly exploring enhancements to the terms of our amalgamation agreement. As a result, as described in the attached press release, the special meeting of shareholders to approve the amalgamation agreement originally scheduled for July 24, 2015 will now take place on August 7, 2015.

Until you have received the new information about the merger enhancements, we urge you to preserve your value opportunity by voting FOR using the enclosed WHITE proxy card and simply discarding any Gold Proxy card you may receive from EXOR. If you have any questions about voting your shares, please contact the firm assisting us with the special meeting, Innisfree M&A Incorporated, at (877) 825-8971 (toll-free from the U.S. and Canada) or +1-412-232-3651 (from other locations).

We thank you for your continued support, and we look forward to continuing to deliver superior value to you in the future.

Respectfully,

The Board of Directors of PartnerRe Ltd.

TEXT OF JULY 10, 2015 PRESS RELEASE ISSUED

BY PARTNERRE AND AXIS CAPITAL

PartnerRe and AXIS Capital Evaluating Enhancements to
Amalgamation Agreement

-- Merger Enhancements to be communicated in Near-Term --

-- Special Shareholder Meetings Postponed until August 7, 2015 --

PEMBROKE, Bermuda – July 10, 2015 – PartnerRe Ltd. (“PartnerRe”) (NYSE:PRE) and AXIS Capital Holdings Limited (“AXIS Capital”) (NYSE:AXS) (collectively the “Companies”) today announced that the Companies are jointly exploring enhancements to the terms of their amalgamation agreement.

As a result, the special meetings of PartnerRe and AXIS Capital shareholders to approve the amalgamation agreement that were originally scheduled for July 24, 2015 will now take place on August 7, 2015.

PartnerRe and AXIS Capital are committed to ensuring that common and preferred shareholders benefit materially from the combination of the two companies. The Companies will communicate enhancements to their amalgamation agreement in the near-term.

A registration statement containing the companies’ joint proxy statement/prospectus is available through the SEC’s website at www.sec.gov, via PartnerRe’s IR website at www.partnerre.com, and AXIS Capital’s IR website at investor.axiscapital.com. The proxy statement/prospectus provides important information about PartnerRe, AXIS Capital, and the proposed merger, as well as instructions for shareholders on voting.

The AXIS Capital and PartnerRe boards have recommended that their respective stockholders vote “FOR” the amalgamation agreement between the companies and have encouraged stockholders to carefully evaluate the investor presentations filed by both companies on June 1, 2015 as part of their consideration of the transaction.

In addition to the receipt of approvals from the Companies’ respective shareholders, the transaction remains subject to other customary closing conditions, including receipt of certain additional regulatory clearances; and there can be no assurance that the Companies will reach agreement on any enhancements to the terms of their amalgamation agreement. The transaction remains on track to close in the third quarter of 2015.

Goldman, Sachs & Co. is acting as financial advisor, and Simpson Thacher & Bartlett LLP and Conyers Dill & Pearman are acting as legal counsel to AXIS Capital.

Credit Suisse and Lazard are acting as co-financial advisors and Davis Polk & Wardwell LLP and Appleby Global Services Limited are acting as legal counsel to PartnerRe.

TEXT OF JULY 10, 2015 PRESS RELEASE ISSUED

BY PARTNERRE AND AXIS CAPITAL

About AXIS Capital

AXIS Capital is a Bermuda-based global provider of specialty lines insurance and treaty reinsurance with shareholders’ equity attributable to AXIS Capital at March 31, 2015 of $6.0 billion and locations in Bermuda, the United States, Europe, Singapore, Canada, Australia, and Latin America. Its operating subsidiaries have been assigned a rating of “A+” (“Strong”) by Standard & Poor’s and “A+” (“Superior”) by A.M. Best. For more information about AXIS Capital, visit our website at www.axiscapital.com.

About PartnerRe Ltd.

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. The Company, through its wholly owned subsidiaries, also offers capital markets products that include weather and credit protection to financial, industrial and service companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multi-line and other lines in its Non-life operations, mortality, longevity and accident and health in its Life and Health operations, and alternative risk products. For the year ended December 31, 2014, total revenues were $6.5 billion. At March 31, 2015, total assets were $22.5 billion, total capital was $8.0 billion and total shareholders` equity attributable to PartnerRe was $7.2 billion.

Important Information For Investors And Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and AXIS have filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), and a definitive joint proxy statement/prospectus of PartnerRe and AXIS and other documents related to the proposed transaction. This communication is not a substitute for any such documents. The registration statement was declared effective by the SEC on June 1, 2015 and the definitive proxy statement/prospectus has been mailed to shareholders of PartnerRe and AXIS. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement has been mailed to shareholders of PartnerRe and AXIS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe are available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS are available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2015, May 16, 2014 and March 27, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 23, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which was filed with the SEC on May 4, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on March 11, 2015, January 29, 2015, August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

TEXT OF JULY 10, 2015 PRESS RELEASE ISSUED

BY PARTNERRE AND AXIS CAPITAL

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “illustrative,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	the ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

1

YOUR VOTE IS IMPORTANT

Please take a moment now to vote your shares of PartnerRe Ltd.
common stock for the upcoming Special General Meeting of Shareholders.

PLEASE REVIEW THE PROXY STATEMENT AND VOTE TODAY IN ONE OF THREE WAYS:

1. Vote by Telephone—Please call toll-free in the U.S. or Canada at 1-888-216-1289, on a touch-tone phone. If outside the U.S. or Canada, call 215-521-4898. Please follow the simple instructions. You will be required to provide the unique Control Number printed below.

OR

2. Vote by Internet—Please access https://www.proxyvotenow.com/pre, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique Control Number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

OR

3.	Vote by Mail—If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: PartnerRe Ltd., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.

  TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

To vote, mark blocks below in blue or black ink as follow:

The Board of Directors recommends you vote FOR the following proposals

1.	to consider and vote on a proposal to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;	3.	to consider and vote on a proposal to adjourn the PartnerRe special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special meeting.
2.	to consider and vote on the proposal, on an advisory (non-binding) basis, to approve the compensation that may be paid or become payable to PartnerRe's named executive officers in connection with the amalgamation; and

Date: ____________________________, 2015

Signature

Signature (Joint Owners)

Tiitle

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other, fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

2

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

  TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

PartnerRe Ltd.

This Proxy is solicited on behalf of the Board of Directors of PartnerRe Ltd.

in connection with our Special General Meeting of Shareholders to be held on August 7, 2015, being the postponed Special General Meeting of Shareholders originally to be held on July 24, 2015.

The undersigned shareholder(s) of PartnerRe Ltd. hereby appoint(s) Jean-Paul L. Montupet and David Zwiener, or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution to vote all of our Common Shares, $1.00 par value per share, which the undersigned may be entitled to vote at the Special General Meeting of Shareholders to be held August 7, 2015 (being the postponed Special General Meeting of Shareholders originally to be held on July 24, 2015) and at any adjournment or postponement of such meeting with all powers which the undersigned would possess if personally present, for the purposes set forth on the reverse side hereof.

This Proxy will be voted as directed or, if no direction is indicated, it will be voted FOR the approval of the proposals 1, 2 and 3 described on the reverse side. In his discretion, the proxy is authorized to vote this proxy upon such other business as may properly come before the Special General Meeting or any adjournment or postponement hereof.

Any proxy card you validly executed and returned to the Company in respect of the original Special General Meeting of the Shareholders to be held on July 24, 2015 will remain valid for our postponed Special General Meeting of Shareholders to be held on August 7, 2015, unless you sign, date and return this Proxy Card.

Please complete, sign, date and return this proxy card using the enclosed envelope.

  PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

To vote, mark blocks below in blue or black ink as follow:

The Board of Directors recommends you vote FOR the following proposals

1.	to consider and vote on a proposal to approve and adopt the amalgamation agreement, the statutory amalgamation agreement and the amalgamation;	3.	to consider and vote on a proposal to adjourn the PartnerRe special general meeting, if necessary or appropriate, to solicit additional proxies, if there are insufficient votes to approve the amalgamation proposal at such special meeting.
2.	[Not applicable for Preferred Shares]

Date: ____________________________, 2015

Signature

Signature (Joint Owners)

Tiitle

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other, fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

  PLEASE DETACH PROXY CARD HERE, AND SIGN, DATE AND RETURN IN THE POSTAGE-PAID ENVELOPE PROVIDED

PartnerRe Ltd.

This Proxy is solicited on behalf of the Board of Directors of PartnerRe Ltd.

in connection with our Special General Meeting of Shareholders to be held on August 7, 2015, being the postponed Special General Meeting of Shareholders originally to be held on July 24, 2015.

The undersigned shareholder(s) of PartnerRe Ltd. hereby appoint(s) Jean-Paul L. Montupet and David Zwiener, or either of them, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution to vote all of our Preferred Shares, $1.00 par value per share, which the undersigned may be entitled to vote at the Special General Meeting of Shareholders to be held August 7, 2015 (being the postponed Special General Meeting of Shareholders originally to be held on July 24, 2015) and at any adjournment or postponement of such meeting with all powers which the undersigned would possess if personally present, for the purposes set forth on the reverse side hereof.

This Proxy will be voted as directed or, if no direction is indicated, it will be voted FOR the approval of the proposals 1 and 3 described on the reverse side. In his discretion, the proxy is authorized to vote this proxy upon such other business as may properly come before the Special General Meeting or any adjournment or postponement hereof.

Any proxy card you validly executed and returned to the Company in respect of the original Special General Meeting of the Shareholders to be held on July 24, 2015 will remain valid for our postponed Special General Meeting of Shareholders to be held on August 7, 2015, unless you sign, date and return this Proxy Card.

Please complete, sign, date and return this proxy card using the enclosed envelope.